May 16, 2007


FILED AS EDGAR CORRESPONDENCE


Richard Pforte, Branch Chief
Kimberly Browning
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Excelsior Directional Hedge Fund of Funds (TI), LLC
         File No.:  811-22036


Dear Mr. Pforte and Ms. Browning:

         Set forth below is a summary of your comments, which you provided by telephone on April 11, 2007, and our responses to your comments, on the Registration Statement on Form N-2 (the "Registration Statement") filed on behalf of Excelsior Directional Hedge Fund of Funds (TI), LLC (the "Fund"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms have the same meaning as in the Registration Statement.


1. COMMENT: Please revise the expense limitation agreement disclosure in the Fee Table to reflect that this is not a true waiver of fees, since the amount paid or absorbed by U.S. Trust Hedge Fund Management, Inc., the investment adviser of Excelsior Directional Hedge Fund of Funds Master Fund, LLC (the "Adviser"), may later be reimbursed by the Fund.

         RESPONSE:  The disclosure has been revised as requested.

2. COMMENT: Please disclose whether the Fund's investment objective can be changed without a shareholder vote.

         RESPONSE: Under Item 8 of the Registration Statement ("General Description of the Registrant") the Fund explains that its investment objective is fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities

3. COMMENT: Please clarify what a subadviser is and who is supervising the subadvisers, and whether there is an advisory contract pursuant to section 15(c) of the 1940 Act.

         RESPONSE: "Subadviser" is defined under Item 3 of the Registration Statement. We have added disclosure in Item 8 indicating that all Subadvisers will be retained in a manner consistent with the requirements of the 1940 Act. Additionally, in Item 9.1(b), we disclose that to the extent that


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Richard Pforte
Kimberly Browning
May 16, 2007
Page 2 of 4


         the Adviser retains a Subadviser to manage certain of the assets of the Master Fund, the Adviser is responsible to review and supervise the services provided by such Subadviser.

4. COMMENT: Please describe the Fund's policy with respect to looking through to the underlying funds in Excelsior Directional Hedge Fund of Funds Master Fund, LLC (the "Master Fund").

         RESPONSE: The Fund's policy with respect to looking through to the underlying funds in the Master Fund has been expanded on page A-5 and A-6, under Item 8 ("General Description of the Registrant") of the Registration Statement.

5. COMMENT: Please revise the parenthetical under "Fundamental Investment Restrictions," in Item 8 of the Registration Statement, to reflect that "another investment company" would be a REGISTERED investment company.

         RESPONSE: The disclosure in the parenthetical has been revised as requested.

6. COMMENT: Please confirm that the Fund will not engage in reverse purchase agreements.

         RESPONSE: We confirm that the Fund will not engage in reverse purchase agreements.

7. COMMENT: Please add a clarification that the Fund does not currently engage in points (4), (5) and (6) under "Fundamental Investment Restrictions" (in Item 8 of the Registration Statement), but would do so if it "de-spoked" from the master/feeder structure.

         RESPONSE: Such a clarification has been added on page A-6 of the Registration Statement.

8. COMMENT: Please add language describing the Master Fund's valuation procedures in the bullet point on page A-8 of the Registration Statement regarding valuation of Investment Funds.

         RESPONSE: A description of the Master Fund's valuation procedures has been added on page A-8 of the Registration Statement.

9. COMMENT: Please file the management agreement between the Adviser and the Fund as an exhibit.

         RESPONSE: The management agreement has been filed as Exhibit (g) to the Registration Statement.

10.      COMMENT: Please ensure that "Member" is defined.

         RESPONSE:  The definition has been provided as requested.

11. COMMENT: Please provide an assurance that the approval of the recoupment by the Adviser of expenses that were paid or absorbed by the Adviser on the Fund's behalf will be made by the board of managers of the Fund on an annual basis.


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Richard Pforte
Kimberly Browning
May 16, 2007
Page 3 of 4


         RESPONSE: The Fund confirms that approval of such recoupment will be made on an annual basis, as a part of the annual advisory agreement renewal process.

12. COMMENT: Please add a statement stating that if the Fund borrows money for investment purposes, additional investments will not be made while such borrowings exceed 5% of the net assets of the Fund.

         RESPONSE: The Fund has added the requested statement on page B-11 of the Registration Statement, under "Borrowings."



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Richard Pforte
Kimberly Browning
May 16, 2007
Page 4 of 4


         I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please do not hesitate to call the undersigned at (212) 756-2763 with any questions or comments.

         Very truly yours,

         /s/ John G. Jerow
         -----------------------
         John G. Jerow